SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GlobalSCAPE, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

374940G109

(CUSIP Number)

Thomas W. Brown

19026 Stone Oak Parkway, Suite 215

San Antonio, Texas  78258

(210) 495-2710

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                This Amendment No. 1 to Schedule 13D amends and supplements item 2 and item 7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission on June 21, 2002 by Brown and Mann-GlobalSCAPE Joint Venture, Thomas W. Brown, and David L. Mann (the “Initial 13D”).  Capitalized terms used herein but not defined  shall have the meanings ascribed to them in the Initial 13D.

                The Initial 13D is amended and supplemented as follows:

Item 2.  Identity and Background

The text of item 1 appearing in the Initial 13D is unchanged, but the following paragraph is added at the end of that item.

Effective August 23, 2002, Brown and Mann executed a Transfer of General Partnership Interest in Brown and Mann-GlobalSCAPE Joint Venture (the “Transfer”). A copy of the Transfer is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Ex. A       Transfer of General Partnership Interest in Brown and Mann-GlobalSCAPE Joint Venture executed effective August 23, 2002.

Signatures

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 27, 2002	BROWN AND MANN-GLOBALSCAPE JOINT VENTURE

	By:	Thomas W. Brown and David L. Mann,
Its partners

	By:	/s/ Thomas W. Brown
Thomas W. Brown

	By:	/s/ David L. Mann
David L. Mann

Dated August 27, 2002	By:	/s/ Thomas W. Brown
Thomas W. Brown

Dated August 27, 2002	By:	/s/ David L. Mann
David L. Mann

Exhibit A

TRANSFER OF GENERAL PARTNERSHIP INTEREST

IN

BROWN AND MANN — GLOBALSCAPE JOINT VENTURE

                WHEREAS, DAVID L. MANN, is the owner of a forty percent (40%) General Partnership interest in BROWN AND MANN — GLOBALSCAPE JOINT VENTURE, a Texas General Partnership; and

                WHEREAS, DAVID L. MANN, desires to transfer and assign out of his forty percent (40%) General Partnership interest a ten percent (10%) General Partnership interest to Thomas W. Brown; and

                NOW, THEREFORE, for Ten and no/100 Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, DAVID L. MANN, transfers and assigns to THOMAS W. BROWN, a ten (10%) General Partnership interest in BROWN AND MANN — GLOBALSCAPE JOINT VENTURE.

                The Transferor and the Transferee agree that subsequent to the transfer herein described, the General Partnership Interests are owned as shown in Exhibit “A” attached hereto.

                This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, executors, successors, and assigns.

                EFFECTIVE at 12:01 a.m. as of the   23   day of August, 2002.

TRANSFEROR:

/s/ David L. Mann
DAVID L. MANN

TRANSFEREE:

/s/ Thomas W. Brown
THOMAS W. BROWN

EXHIBIT “A”

PARTNERS:	PARTNERSHIP INTEREST

DAVID L. MANN	30.00%

THOMAS W. BROWN	70.00%

WITNESSED BY MICHELE R. WILLIAMS 8/23/02